RCI HOSPITALITY HOLDINGS, INC.
POLICY FOR RECOVERY OF ERRONEOUSLY AWARDED INCENTIVE
COMPENSATION

(Adopted November 30, 2023)

1. INTRODUCTION

RCI Hospitality Holdings, Inc. (the “Company”) is adopting this policy (this “Policy”) to provide for the Company’s recovery of certain Incentive Compensation (as defined below) awarded to Affected Officers and Key Employees (as defined below) under certain circumstances.

This Policy is administered by the Compensation Committee (the “Committee”) of the Company’s Board of Directors (the “Board”). The Committee shall have full and final authority to make any and all determinations required or permitted under this Policy. Any determination by the Committee with respect to this Policy shall be final, conclusive and binding on all parties. The Board may amend or terminate this Policy at any time.

This Policy is intended to comply with Section 10D of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 thereunder and the applicable rules of any national securities exchange on which the Company’s securities are listed (the “Exchange”) and will be interpreted and administered consistent with that intent.

2. DEFINITIONS

For purposes of this Policy, the following terms shall have the meanings set forth below:

“Affected Officer” means any current or former “officer” as defined in Exchange Act Rule 16a-1, and any other senior executive as determined by the Committee.

“Cause” means (x) if an Affected Officer or Key Employee is a party to an employment or a severance agreement with the Company or one of its subsidiaries in which “cause” is defined, the occurrence of any circumstances defined as “cause” in such employment or severance agreement, or (y) if an Affected Officer or Key Employee is not a party to an employment or severance agreement with the Company or one of its subsidiaries in which “cause” is defined, Cause means that the Affected Officer or Key Employee has, during their employment with the Company and its subsidiaries:

1. Engaged in misconduct resulting in either a violation of law or Company policy or procedures, that, in either case, causes significant financial or reputational harm to the Company (or any of its subsidiaries); or

2. Committed a felony or any crime involving fraud, embezzlement or dishonesty; or

3. Violated any securities or employment laws or regulations that in either case resulted in material financial or reputational harm to the Company or any of its subsidiaries; or

4. Materially breached the Company’s employment or ethics policies applicable to the Affected Officer or Key Employee or any agreement between the Affected Officer or Key Employee and the Company or any of its subsidiaries (including, without limitation, non-competition, non-solicitation, confidentiality, ownership of works, cooperation, or similar agreements); or

5. Embezzled or misappropriated any property of the Company (or any of its subsidiaries).

“Detrimental Activity” means that the Committee has determined that the Affected Officer or Key Employee has:

1. During their employment with the Company and its subsidiaries, engaged in misconduct, including a material violation of the written policies of the Company or otherwise, or engaged in criminal,

dishonest, fraudulent or unlawful activity, in any event that caused (or would be likely to cause) material financial or reputational harm to the Company, a subsidiary or a business segment; or

2. Materially breached any agreement between the Affected Officer or Key Employee and the Company or any of its subsidiaries, including, without limitation, non-competition, non-solicitation, confidentiality, ownership of works, cooperation, or similar agreements, while employed by the Company or a subsidiary or (if the agreement applies to that timeframe) after termination of employment, in any event that caused (or would be likely to cause) material financial or reputational harm to the Company, a subsidiary or a business segment; or

3. Materially breached their fiduciary duties of loyalty or care to the Company or its subsidiaries.

“Erroneously Awarded Compensation” means the amount of Incentive Compensation received that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the Restatement, computed without regard to any taxes paid. In the case of Incentive Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Restatement, the amount shall reflect a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was received, as determined by the Committee in its sole discretion. The Committee may determine the form and amount of Erroneously Awarded Compensation in its sole discretion.

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, whether or not such measure is presented within the financial statements or included in a filing with the Securities and Exchange Commission. Stock price and total shareholder return are Financial Reporting Measures.

“Incentive Compensation” means any compensation that is granted, earned or vested based in whole or in part on the attainment of a Financial Reporting Measure. For purposes of clarity, base salaries, bonuses or equity awards paid solely upon satisfying one or more subjective standards, strategic or operational measures, or continued employment are not considered Incentive Compensation, unless such awards were granted, paid or vested based in part on a Financial Reporting Measure.

“Key Employees” means all employees or former employees of the Company and its subsidiaries who receive or have received Incentive Compensation.

“Recovery Amount” means any Erroneously Awarded Compensation or any amount sought to be recovered from an Affected Officer or Key Employee under Section 4 below. “Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (i.e., a “Big R” restatement), or that would result in a material misstatement if the error was corrected in the current period or left uncorrected in the current period (i.e., a “little r” restatement).

3. RECOVERY FOR RESTATEMENT

If the Company is required to prepare a Restatement, the Company shall seek to recover and claw back from any Affected Officer reasonably promptly the Erroneously Awarded Compensation that is received by the Affected Officer:

A. After the person begins service as an Affected Officer;

B. Who serves as an Affected Officer at any time during the performance period for that Incentive Compensation;

C. While the Company has a class of securities listed on the Exchange; and

D. During the three completed fiscal years immediately preceding the date on which the Company was required to prepare the Restatement (including any transition period within or immediately following those years that results from a change in the Company’s fiscal year, provided that a transition period of nine to 12 months will be deemed to be a completed fiscal year).

If, after the release of earnings for any period for which a Restatement subsequently occurs and prior to the announcement of the Restatement for such period, the Affected Officer sold any securities constituting, or any securities issuable on exercise, settlement or exchange of any equity award constituting, Incentive Compensation, the excess of (a) the actual aggregate sales proceeds from the Affected Officer’s sale of those shares, over (b) the aggregate sales proceeds the Affected Officer would have received from the sale of those shares at a price per share determined appropriate by the Committee in its discretion to reflect what the Company’s common stock price would have been if the Restatement had occurred prior to such sales, shall be deemed to be Erroneously Awarded Compensation; provided, however, that the aggregate sales proceeds determined by the Committee under this clause (b) with respect to shares acquired upon exercise of an option shall not be less than the aggregate exercise price paid for those shares.

For purposes of this Policy:

1. Erroneously Awarded Compensation is deemed to be received in the Company’s fiscal year during which the Financial Reporting Measure specified in the Incentive Compensation is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period; and

2. The date the Company is required to prepare a Restatement is the earlier of (x) the date the Board, the Committee or any officer of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare the Restatement, or (y) the date a court, regulator, or other legally authorized body directs the Company to prepare the Restatement.

For purposes of clarity, in no event shall the Company be required to award any Affected Officers an additional payment or other compensation if the Restatement would have resulted in the grant, payment or vesting of Incentive Compensation that is greater than the Incentive Compensation actually received by the Affected Officer. The recovery of Erroneously Awarded Compensation is not dependent on if or when the Restatement is filed.

4. RECOVERY FOR OTHER CIRCUMSTANCES

A. Detrimental Activity

1. Application. This Section applies to all Affected Officers and Key Employees.

2. Triggering Event. This Section shall apply if the Affected Officer or Key Employee engages in Detrimental Activity during their employment with the Company and its subsidiaries, and the Company becomes aware of the Detrimental Activity either during (A) the Affected Officer or Key Employee’s employment with the Company or any subsidiary, or (B) the two-year period following the termination of the Key Employee’s employment with the Company and its subsidiaries for any reason or no reason, or

3. Consequences. If this Section applies, then to the fullest extent permitted by applicable law, if and to the extent directed by the Committee in its sole discretion, the Affected Officer or Key Employee shall:

i. Immediately forfeit all outstanding Incentive Compensation then held that has not yet been paid or exercised; and

ii. Immediately forfeit the remaining payments and benefits, if any, due to him or her under the Company’s severance policy or an individually negotiated separation agreement with the Company or a subsidiary (collectively, the “Severance Program”), and

iii. Immediately upon written demand repay to the Company the severance amounts, if any, paid to the Affected Officer or Key Employee under the Severance Program prior to the date that the Affected Officer or Key Employee receives the written demand.

B. Termination For Cause

1. Application. This Section applies to all Affected Officers and Key Employees.

2. Triggering Event. This Section shall apply if:

i. The Company terminates an Affected Officer or Key Employee’s employment for Cause, or

ii. The Affected Officer or Key Employee committed any act or omission during their employment with the Company and its subsidiaries that would have constituted Cause while he or she was employed by the Company or any subsidiary, and the Company becomes aware of such act or omission during the two-year period following the termination of the Affected Officer or Key Employee’s employment with the Company and its subsidiaries for any reason or no reason.

3. Consequences. If this Section applies, then to the fullest extent permitted by applicable law, if and to the extent directed by the Committee in its sole discretion, the Affected Officer or Key Employee shall:

i. Immediately forfeit all outstanding Incentive Compensation then held that have not yet been paid or exercised, and

ii. Immediately forfeit the remaining payments and benefits, if any, due to him or her under the Severance Program, and

iii. Immediately upon written demand repay to the Company the severance amounts, if any, paid to the Affected Officer or Key Employee under the Severance Program prior to the date that the Affected Officer or Key Employee receives the written demand.

5. SOURCES OF RECOUPMENT

To the extent permitted by applicable law, the Committee may, in its discretion, seek recoupment from the Affected Officer or Key Employee through any means it determines, which may include any of the following sources: (i) prior Incentive Compensation payments; (ii) future payments of Incentive Compensation; (iii) cancellation of outstanding Incentive Compensation; (iv) direct repayment; and (v) non-Incentive Compensation or securities held by the Affected Officer or Key Employee. To the extent permitted by applicable law, the Company may offset such amount against any compensation or other amounts owed by the Company to the Affected Officer or Key Employee.

6. LIMITED EXCEPTIONS TO RECOVERY

Notwithstanding the foregoing, the Committee, in its discretion, may choose to forgo recovery of any Recovery Amount under the following circumstances, provided that the Committee has made a determination that recovery would be impracticable because:

A. The direct expense paid to a third party to assist in enforcing this Policy would exceed the recoverable amounts; provided that the Company has made a reasonable attempt to recover such Recovery Amount, has documented such attempt and has (to the extent required) provided that documentation to the Exchange; or

B. Recovery would violate home country law where the law was adopted prior to November 28, 2022, and the Company provides an opinion of home country counsel to that effect to the Exchange that is acceptable to the Exchange; or

C. Recovery would likely cause an otherwise tax-qualified retirement plan to fail to meet the requirements of the Internal Revenue Code of 1986, as amended.

7. MISCELLANEOUS

A. Effective Date. This Policy shall apply to all Incentive Compensation paid or awarded on or after the date of adoption of this Policy, and to the extent permitted or required by applicable law.

B. Incorporation into Covered Agreements. Each award agreement or other document setting forth the terms and conditions of Incentive Compensation or a Severance Program (collectively, a “Covered Agreement”) shall include a provision incorporating the terms and conditions of the Recoupment Policy; provided that the Company’s failure to incorporate the Recoupment Policy into any Covered Agreement shall not waive the Company’s right to enforce the Policy. In the event of any inconsistency between the provisions of the Policy and the applicable Covered Agreement, the terms of the Policy shall govern.

C. Not Exclusive Of Other Remedies. This Policy does not preclude the Company from taking any other action to enforce an Affected Officer’s or Key Employee’s obligations to the Company, including termination of employment, institution of civil proceedings, or reporting of any misconduct to appropriate government authorities. This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 (“Section 304”) that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer. However, any amount recovered from the Company’s Chief Executive Officer or Chief Financial Officer under Section 304 shall offset any Erroneously Awarded Compensation amount due from either person.

D. No Indemnification, Insurance Or Reimbursement. The Company will not indemnify, insure or otherwise reimburse any Affected Officer or Key Employee against the recovery of Recovery Amount.

E. Severability. If any provision of this Policy is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

F. Waiver. The waiver by the Company or the Committee with respect to compliance of any provision of this Policy by a Covered Employee or Key Employee shall not operate or be construed as a waiver of any other provision of this Policy, or of any subsequent acts or omissions by an Affected Officer or Key Employee under this Policy.